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Securities and Exchange

SEP 12 2016

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Investment Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 S. LaSalle Street Floor 11 West
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Lake 312-461-5126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Stephanie Lake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Investment Distributors, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNA L ENG
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
March 09, 2019

Stephanie Lake
Signature

Chief Financial Officer
Title

Anna L. Eng
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO INVESTMENT DISTRIBUTORS LLC
(A wholly owned subsidiary of BMO Financial Corporation)
December 31, 2015

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Investment Distributors, LLC:

We have audited the accompanying statement of financial condition of BMO Investment Distributors, LLC (the Company), a wholly owned subsidiary of BMO Financial Corp., as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BMO Investment Distributors, LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 25, 2016

BMO INVESTMENT DISTRIBUTORS LLC

(A Wholly-Owned Subsidiary of BMO Financial Corp.)

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	1,511,854
Investment securities, at fair value		8,490,163
Accounts receivable from affiliate		99,314
Prepaid expenses		88,759
Deferred tax asset, net		108,796
Current tax receivable		35,830
Other assets		3,398
Total assets	$	10,338,114
Liabilities and Member's Capital		
Liabilities:		
Acounts payable to affiliates	$	62,031
Accounts payable and accrued expenses		240,268
Accrued compensation and related benefits		795,450
Pension benefit obligation due to affiliate		127,354
Total liabilities	$	1,225,103
Member's capital:		
Additional paid-in capital		10,110,000
Accumulated deficit		(996,989)
Total member's capital		9,113,011
Total liabilities and member's capital	$	10,338,114

See accompanying notes to financial statements.

(1) Organization and Description of Business

BMO Investment Distributors, LLC (the Company) is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is a wholly owned subsidiary of BMO Financial Corp. (the Parent), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company.

The Company was formed on October 4, 2007 and is organized as a Wisconsin limited liability company. The Company acts as a mutual fund distributor to the BMO Mutual Funds ("BMO Funds"). On May 27, 2014, the firm filed a Continuing Member Application (the Application) with FINRA pursuant to NASD Rule 1017 requesting a material change in business operations which was granted on November 21, 2014.

The Application allowed for the Company to expand its business through increasing the number of associated persons and offices, establishing a networking agreement with its affiliate BMO Harris Bank, N.A., referring private placement investment products, and providing retirement planning education to plans and plan participants.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in U.S. dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash represents funds held in the Company's bank account for firm operating activities. As of December 31, 2015, $1,511,854 was invested in a BMO affiliated demand deposit account.

(d) Investment Securities

Trading securities consist of U.S. treasury bills recorded at fair value in accordance with FASB Accounting Standards Codification (ASC) 940, *Financial Services – Brokers and Dealers*.

(e) Income Taxes

The Company is included in the consolidated tax returns of BFC, which files its income tax returns in the U.S. and various state jurisdictions. Under terms of the tax-sharing agreement with BFC, the Company

(Continued)

records provisions for income taxes as if it were a separate company and shall receive payment from or make payment to BFC based upon its current tax liability or benefit.

Accounting Standard Codification (ASC) Topic 740, *Income Taxes*, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial position or the Company's results of operations.

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws.

(3) Fair Value Measurements

FASB ASC 820, *Fair Value Measurement and Disclosure*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 is used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

(Continued)

As of December 31, 2015, the Company's trading securities measured at fair value consisted of the following:

	Level 1	Level 2	Level 3
Investment securities, at fair value	$ 8,490,163	-	-
Total	$ 8,490,163	-	-

The fair value of government issued or guaranteed debt securities in active markets is determined by reference to recent transaction prices, broker quotes or third-party vendor prices.

(4) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets, at December 31, 2015 are presented below:

Deferred tax assets:	
Deferred compensation	$ 52,179
Federal tax loss carryforward	7,000
State tax loss carryforward	30,477
Employee benefit plans	50,279
Gross deferred tax assets	139,935
Valuation allowance	(31,108)
Deferred tax assets, net of valuation allowance	108,827
Deferred tax liabilities	
Depreciation	(31)
Gross deferred tax liabilities	(31)
Net deferred tax assets	$ 108,796

(Continued)

A valuation allowance of $31,108 exists at December 31, 2015 to offset a portion of the Company's state deferred tax assets and state tax loss carryforwards. The valuation allowance increased by $31,108 in 2015 as the valuation allowance on certain state deferred tax assets and state tax loss carryforwards was established. Based on available tax planning strategies and expectations as to future taxable income, Management believes that the realization of the deferred tax assets, with the exception of certain state deferred tax assets and state tax loss carryforwards, is more likely than not at December 31, 2015.

Federal tax loss carryforwards at December 31, 2015 of approximately $20,000 will expire in the year 2034.

State tax loss carryforwards at December 31, 2015 of approximately $1,756,136 will expire in varying amounts in the years 2024 through 2035.

At December 31, 2015, the Company had no unrecognized tax benefits. Interest and penalties related to unrecognized tax benefits are recognized as income tax expense by the Company. No penalties or interest were recognized by the Company during 2015.

(5) Related-Party Transactions

Cash represents $1,511,854 maintained at the Bank. For the year ended December 31, 2015.

Substantially all of the Company's lending and financing transactions are entered into with the Parent or an affiliate of the Parent.

The Company provides distribution and sales services related to the BMO Funds under agreements with the Funds and BMO Asset Management Corp., the Fund advisor. At December 31, 2015, accounts receivable from affiliate is $99,314 which represents costs incurred on behalf of BMO Asset Management Corp and fees receivable.

The Company may enter into agreements with entities related through common ownership for various support services. At December 31, 2015, the payable to affiliates is $62,031 which represents expenses payable to the Bank.

(Continued)

(6) Employee Benefit Plans

The Company is a participating entity in noncontributory defined-benefit pension plans sponsored by the Bank. Most of the employees participating in retirement plans are included in one primary plan (the Plan). Certain employees participating in the Plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals without regard to statutory limitations for qualified funded plans.

The Plan's benefit formula is an account-based formula, which is based upon eligible pay, age, and length of service. The policy for the Plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Securities Act, without regard to prior years' contributions in excess of the minimum.

The Company records payables to the Bank related to its participation in the pension, supplemental and postretirement benefit plans in the Statement of Financial Condition. The pension and supplemental unfunded retirement plan liabilities of the Company were $81,951 and $45,403, respectively, as of December 31, 2015. There was no postretirement plan liability as of December 31, 2015. The pension and supplemental unfunded retirement plan liabilities are included within pension benefit obligation due to affiliate in the Statement of Financial Condition.

The Company participates in a 401(k) defined-contribution plan sponsored by the Bank that is available to virtually all employees and makes a matching contribution based on the amount of eligible employee contributions.

(7) Net Capital and Other Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2015, the Company's net capital of $8,170,412 was in excess of the minimum requirement by $8,088,739.

(8) Subsequent Events

The Company performed an evaluation of subsequent events through February 25, 2016, the date these financial statements were available, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of December 31, 2015.